[FFD FINANCIAL CORPORATION LETTERHEAD]


                                 August 2, 2005


Ms. Abby Adams, Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Re:   FFD Financial Corporation
            Schedule 13E-3, Amendment No. 1
            Preliminary Proxy Statement on Schedule 14A
            Filed July 14, 2005

Dear Ms. Adams:

      Set forth below are the responses of FFD Financial Corporation ("FFD") to the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 26, 2005, with respect to the above captioned Schedule 13E-3, Amendment No. 1 and Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"). The responses below are keyed numerically to the comments in the Staff's letter. Please note that the page numbers of the Proxy Statement may have changed from the revised preliminary Proxy Statement filed on July 14, 2005 and the page references in this letter correspond to the revised Proxy Statement filed on the date hereof.

                                    COMMENTS
                                    --------

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

Fairness of the Stock Splits
----------------------------

1. On page ____ of the Proxy Statement we have expanded the discussion of the fairness determinations with respect to unaffiliated shareholders who are being cashed out in the reverse and forward stock splits (the "Stock Splits") and with respect to unaffiliated shareholders who will remain FFD

Ms. Abby Adams, Special Counsel
August 2, 2005
Page 2

      shareholders after the Stock Splits. We have also addressed how each of the factors enumerated in the section captioned "Fairness of the Stock Splits" pertains to each of these fairness determinations.

2. On page ____ of the Proxy Statement we have disclosed that the Board considered it appropriate that the financial advisor provided its opinion with respect to both unaffiliated and affiliated security holders.

Background of the Stock Splits, Page 24
---------------------------------------

3. On page ____ of the Proxy Statement, you will note that we have revised the tables regarding share repurchases by FFD to exclude shares and unexercised options that were surrendered to exercise options under the FFD Financial Corporation 1996 Stock Option and Incentive Plan. These transactions were inadvertently included as repurchases in earlier versions of the Proxy Statement. These transactions were not discretionary repurchases by FFD. FFD's stock option plan gives option holders the right to exercise options by surrendering shares already owned or surrendering other exercisable options. After the removal of these erroneously included shares, you will note that the most recent repurchase was one purchase of 9,800 shares on November 9, 2004. Although the Board had begun to consider the possibility of pursuing a going private transaction at its meeting in October 2004, those discussions were very preliminary and it was not until months later that the decision to go private was made and price, terms and structure were announced. All other repurchases were made before the Board ever began to discuss going private.

      The November 9, 2004, repurchase was made as part of an ongoing repurchase program initiated on June 10, 2004. The purchase was made through a broker and the identities of the beneficial owner or owners of the shares purchased were not known to FFD. There was no reasonable likelihood, belief or intent that this one repurchase would or could be a part of a going private transaction. "Going private" is accomplished by reducing the record number of shareholders, not simply reducing the number of outstanding shares. FFD does not know, nor could it have known at the time, if any shareholders of record were eliminated as a result of this stock repurchase or would have their remaining share ownership reduced below the level where the shareholder would be eliminated in the Stock Splits, particularly since the repurchase occurred several months before the 1-for-350 split ratio was ever determined.

      We have reviewed In re William A. Wilkerson, which you cited in your comment letter. Release No. 17719 provides that any determination as to whether a transaction should be included in a series of transactions involving a going private transaction is based on facts and circumstances. The facts and circumstances in In re Wilkerson are far different than those of FFD's November 9, 2004 repurchase. Wilkerson and his affiliates

Ms. Abby Adams, Special Counsel
August 2, 2005
Page 3

      owned approximately 36% of the outstanding shares of the target company and, over the course of a few months and through a series of specifically negotiated transactions, the smallest involving 237,848 shares, he increased his ownership from roughly 36% to almost 57% and took control of the target company. After these transactions were completed and he had control, he then filed a Schedule 13E-3. Wilkerson's actions are in stark contrast to FFD's one repurchase of less than 1% of its outstanding shares from unknown sellers through a broker in a market transaction under a previously announced repurchase program.

Opinion of Keller & Company, page 33
------------------------------------

4. On page ___ of the Proxy Statement we have revised the discussion to include additional information from the two memoranda included as Exhibits to the Schedule 13E-3. We have included information such as pricing ratios and premium information regarding the cash out price of $19.00 and the price of $20.00 per share that was rejected. Other than specific discussion regarding the two prices, these memorandums are substantially similar and much of the information contained in them, such as information regarding the comparable institutions and comparable groups, is already set forth in the discussion of the fairness opinion.

      The above discussed revisions, as well as additional revisions unrelated to your letter of July 26, 2005, have been made to the Proxy Statement. These changes are marked in the enclosed blacklined copies.

      If you have any questions, please call Ms. Terri R. Abare at (513) 723-4001 or Mr. Jason L. Hodges at (513) 723-8590.



                                                     Very truly yours,

                                                     /s/ Trent B. Troyer

                                                     Trent B. Troyer



Enclosures

cc:  Mr. Michael Keller
     Terri R. Abare, Esq.